May 10, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Vincent J. Di Stefano, Senior Counsel

Re:	ClearBridge American Energy MLP Fund Inc. (the “Fund”)
Registration Statement on Form N-2, File Numbers 333-186787 & 811-22805

Ladies and Gentlemen:

On behalf of ClearBridge American Energy MLP Fund Inc. (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement of the Fund, which was originally filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2013, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”). Amendment No. 1 has been filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by letter from the staff of the Commission (the “Staff”) dated March 22, 2013, relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

Prospectus

Cover

Pricing Table

1.	Please confirm that the pricing table and preceding four paragraphs of narrative disclosure are located on the outside front cover page of the prospectus.

In response to the Staff’s comment, the Fund confirms that the pricing table and preceding four paragraphs of narrative disclosure are located on the outside front cover of the prospectus.

2.	Please delete the word “may” from the first sentence of footnote 1 to the pricing table, and state that LMPFA has agreed to pay . . .

In response to the Staff’s comment, the Fund has revised footnote 1 to the pricing table to state, “Legg Mason Partners Fund Advisor, LLC (“LMPFA”) (and not the Fund) has agreed to pay ~~may pay certain qualifying underwriters~~ from its own assets structuring fees to                             ,                              and                              in connection with this offering. LMPFA (and not the Fund) may also pay to certain qualifying underwriters a structuring fee, additional compensation or a sales incentive fee in connection with the offering.”

Portfolio Contents

3.	How does the Fund minimize exposure to commodity price fluctuations if investing in natural gas MLPs? Through use of derivatives? Which types? Please be specific.

In response to the Staff’s comment, the Fund minimizes commodity price exposure by investing in MLPs with reduced commodity price exposure. Many MLP assets generate revenue from take or pay contracts or have fee based structures. These types of assets have reduced commodity price risk as they are being paid a contracted rate for utilizing the asset or are being paid based on the volume transported or stored in the asset.

Tax Matters

4.	Disclosure in this section states that a return of capital is generally treated as a return of a Common Shareholder’s initial investment in the Fund. Please delete “generally” or explain to us why its use is appropriate.

In response to the Staff’s comment, the Fund respectfully submits that the use of the qualifier “generally” is appropriate in this brief summary because to the extent a distribution to a shareholder of the Fund exceeds that shareholder’s basis in its stock, the shareholder would recognize capital gain on the distribution, as described on page 9 of the Registration Statement under the heading “Tax Considerations”:

“If the Fund’s distributions exceed its current and accumulated earnings and profits as computed for U.S. federal income tax purposes, such excess distributions will constitute a non-taxable return of capital to the extent of a Common Stockholder’s basis in such holder’s Common Stock and will result in a reduction of such basis. To the extent that excess distributions exceed a Common Stockholder’s basis in such holder’s Common Stock, the excess will be taxed as capital gain.”

In addition, the Fund confirms that a distribution that exceeds the shareholder’s basis will not be treated as a non-taxable return of capital for tax purposes for that shareholder and that the current disclosure is accurate in that regard by stating that such distribution is a return of capital “to the extent” of such shareholder’s basis. The Fund also confirms that distributions made in excess of a shareholder’s basis will be treated as capital gains under U.S. tax law.

General

5.	Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation, and other considerations of the underwriting arrangements contained in the registration statement.

In response to the Staff’s comment, the Fund confirms the Registration Statement has been filed with FINRA and all amendments to the Registration Statement will be filed with

FINRA. The structuring fee agreements are currently being negotiated and have not yet been filed with FINRA, although the underwriters have confirmed that they intend to file such agreements with FINRA prior to seeking a no-objections letter. It is the Fund’s understanding that FINRA routinely takes into consideration the value of the structuring fees (and similar fees), together with the sales load and any reimbursement of the underwriters’ expenses, when determining compliance with FINRA rules on underwriter compensation.

6.	Please confirm that the Fund does not intend to issue preferred stock in the upcoming year. If the Fund does so intend, please include the additional costs in the fee table.

In response to the Staff’s comment, the Fund confirms that it does not intend to issue preferred stock in the upcoming year.

Summary

Investment Strategies

7.	Please disclose how an MLP qualifies as “US Based” and “engaged primarily in the energy sector.”

In response to the Staff’s comment, the Fund has added the following disclosure to pages ii, 2, 43, 1 (SAI) and 4 (SAI) of the Registration Statement, “An issuer will be deemed to be U.S. based if (1) it is organized in the United States, or (2) it is organized elsewhere but headquartered in the United States.”

In addition, in response to the Staff’s comment, the Fund respectfully notes that the Registration Statement does not have the phrase “engaged primarily in the energy sector,” however, the Fund refers the Staff to disclosure on pages 2, 43, 1 (SAI) and 4 (SAI) of the Registration Statement, which states, “Energy entities are engaged in the business of exploring, developing, producing, gathering, transporting, processing, storing, refining, distributing, mining or marketing natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal.”

Comparison with Direct Investment in MLPs

8.	The first paragraph of this section suggests it will contain disclosure of the advantages of investing in the Fund, rather than directly in MLPs, yet the section also discloses that Fund shareholders will pay expenses that direct investors in MLPs will not pay. As higher costs are not an advantage, please modify the disclosure.

In response to the Staff’s comment, the Fund has revised page 7 of the Registration Statement by deleting the referenced bullet and adding the following disclosure, “Investors in the Fund are subject to the management fees and other expenses of investing in the Fund. Investors investing directly in an MLP do not have to bear these costs.”

Tax Considerations

9.	Please furnish us with a representation that the Fund will disclose estimates of the tax characteristics of its distributions in its quarterly reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the Fund’s distributions in its periodic reports will alert shareholders to potential year-end tax consequences.

The Fund discloses the tax characteristics of its distributions in its annual reports, but does not disclose estimates of the tax characteristics of its distributions in its semi-annual reports and does not believe such practice is common. As an investment company, the Fund is only required to file semi-annual reports to its shareholders as well as statements of its portfolio holdings for its first and third quarters.

Derivatives

10.	Please disclose the Fund’s short-selling strategy and attendant risks under separate headings.

In response to the Staff’s comment, the Fund respectfully refers the Staff to the risk factor titled “Short Sales Risk” on pages 34 and 70 of the Registration Statement. The Fund does not believe further disclosure is appropriate in the summary box because short sales are not a material strategy of the Fund nor does the Fund currently anticipate utilizing short sales in any manner.

11.	Please explain why you believe the Fund is under no obligation to provide cover when it engages in derivative transactions. Also, please explain how, and to what extent, the Fund will provide cover for derivative positions.

In response to the Staff’s comment, the Fund respectfully submits that at times when the Fund has no other class of senior securities outstanding, it may enter into derivative transactions without covering. In such circumstances the Fund would treat the derivatives as a class of senior securities and comply with the asset coverage requirements of Section 18 of the 1940 Act. However, because the Fund currently anticipates having a class of senior securities representing indebtedness outstanding, the Fund has revised the disclosure on pages 10 and 2 (SAI) of the Registration Statement to state:

“~~Although under no obligation to do so,~~ ClearBridge intends to cover the Fund’s commitment with respect to such techniques should the Fund enter into or engage in one or more of such techniques.”

Further, the Fund has modified the language on pages 10 and 2 (SAI) of the Registration Statement as follows:

“To the extent the Fund uses such techniques, the Fund expects to cover its commitment with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations, and the instrument will not be considered a senior security for the purposes of the 1940 Act.”

12.	Please confirm to us that when the Fund counts derivatives for purposes of compliance with Rule 35d-l’s 80% test, it uses the market value of the derivatives rather than the notional value.

In response to the Staff’s comment, the Fund confirms that it uses the market value of derivatives when determining compliance with Rule 35d-1’s 80% test.

13.	Please identify all material risks of the derivative types employed in executing the Fund’s principal strategies.

In response to the Staff’s comment, the Fund has added risks related to derivatives regulation and counterparty risks on pages 33-35 and 69-71 of the Registration Statement. The Fund believes that these and other risk factors, including “Derivatives Risk,” identify all material risks of the derivative types that may be employed by the Fund. Use of derivatives is not part of the Fund’s principal strategies. The Fund does not currently anticipate investing in any derivatives.

Tax Risks of Investing in Equity Securities of MLPs

14.	Disclosure in the second paragraph on page 14 states that the portion of any distribution received by the Fund from an MLP that is offset by the MLP’s tax deductions losses or credits is essentially treated as a return of capital. Please delete “essentially” or explain to us why its use is appropriate.

In response to the Staff’s comment, the word “essentially” has been removed on pages 14 and 57 of the Registration Statement.

Leverage Risk

15.	Please delete the sentence, beginning near the top of page 31, beginning with “So long as the Fund is able to realize a higher net return . . .”, as it is not risk disclosure.

In response to the Staff’s comment, the Fund has deleted the referenced sentence on pages 32, 55 and 68 of the Registration Statement.

Derivatives Risk

16.	This section constitutes general “boilerplate” disclosure of general risks of investing in derivatives. Please identify specifically the derivatives in which the Fund will invest and the specific risks of those derivatives. See letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

The Fund respectfully submits that as it has no current intention to utilize any derivatives, its current disclosure is appropriate.

17.	Please delete “As a result, effective December 31, 2012” from the last paragraph on page 33, as the Fund is new and the restriction will always have applied to it.

In response to the Staff’s comment, the Fund has deleted “As a result, effective December 31, 2012” from pages 34, 51 and 69 of the Registration Statement.

Summary of Fund Expenses

18.	Disclosure elsewhere in the prospectus indicates the Fund may sell stocks short, yet the fee table contains no line item for payment of dividends on stocks sold short. Please explain this apparent inconsistency, or make the appropriate changes to the fee table.

In response to the Staff’s comment, the Fund respectfully submits that the disclosure states the Fund may sell securities short but does not necessarily do so. The Fund confirms it currently does not anticipate selling any securities short.

Statement of Additional Information

Investment Restrictions

19.	Since the Fund may issue senior securities, please revise the relevant restrictions to more accurately reflect the Fund’s policies.

In response to the Staff’s comment, the Fund respectfully submits that while it currently anticipates utilizing leverage in an amount between 20% and 25% of its Managed Assets principally through borrowings, the disclosure below accurately reflects the limits to which the Fund may issue senior securities if the Fund believes it is in the best interest of its stockholders to incur additional leverage. The Fund also notes the explanation included in the additional disclosure that follows the numbered investment restrictions.

“Under its fundamental restrictions, the Fund may not:

(1) issue senior securities, except to the extent permitted by (i) the Investment Company Act of 1940, as amended (the “1940 Act”), or interpretations or modifications by the SEC, the SEC staff or other authority with appropriate jurisdiction, …” [emphasis added]

20.	In the first full paragraph on page two, the disclosure references the Fund’s “commitment under” transactions. What is the meaning of this term?

In response to the Staff’s comment, the Fund has changed the word “commitment” to “obligation.” In addition, the Fund respectfully refers the Staff to the Fund’s response to Comment 21 below as to how it defines “obligation.”

Portfolio Composition

Use of Segregated and Other Special Accounts (p. 19)

21.

With respect to disclosure contained in the second sentence of the last paragraph on page 19, please explain what is meant by “obligations”, and confirm that the Fund’s cover for written options is notional amount, or that it holds the underlying security. Also, please confirm to us that Fund covers futures based on notional amount unless: (1) the contract language of future contemplates that the fund will close out the contract by netting its obligation against the counterparty’s obligation to the fund in cash, and does not contemplate physical delivery or settlement; or (2) the contract language of the future contemplates physical delivery/settlement, but the Fund has entered into a binding side agreement with a futures commission merchant (“FCM”) under which the FCM agrees to close out the contract prior to the beginning of the delivery cycle so that the contract is closed by netting in cash and the FCM indemnifies the fund if this should fail.

In response to the Staff’s comment, the Fund respectfully submits that the term “obligations” in the referenced disclosure means the amount the Fund is obligated pay under a swap assuming the swap were to mature at that time. The Fund’s policy is to cover written options at their notional amount or hold the underlying security. The Fund’s policy is to cover futures based on notional amount unless and to the extent of the exceptions outlined by the Staff. The Fund confirms it has no current intention of utilizing any derivatives.

Portfolio Managers

22.	The text of this section suggests that it contains disclosure of accounts for which the portfolio managers charge performance-based, yet it does not. Please include this disclosure.

In response to the Staff’s comment, the Fund has revised the disclosure on page 34 of the SAI to clarify that no accounts have a performance fee.

Please note that we have included certain changes to Amendment No. 1 other than those in response to the Staff’s comments. Included as Exhibit A to this letter is a copy of Amendment No. 1 marked to reflect cumulative changes the initial filing of the Registration Statement filed with the Commission on February 22, 2013.

In connection with the above-referenced filing, the Fund hereby acknowledges that:

1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund respectfully requests that the Staff provide any additional comments or confirmation that the Staff has no further comments at the Staff’s earliest convenience.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP